January 30, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

    Re:  American Eagle Outfitters, Inc.

            Form 10-K for Fiscal Year Ended January 28, 2012

            Filed March 15, 2012

            Definitive 14A Filed April 20, 2012

            Form 10-Q for Fiscal Quarter Ended April 28, 2012

            Filed May 24, 2012

            Form 8-K Furnished November 29, 2012

            File No. 001-33338

Dear Ms. Jenkins:

American Eagle Outfitters, Inc. (the "Company") respectfully responds to the comments in your letter dated January 3, 2013 as set forth below. The numbered paragraphs in this letter correspond to the numbers contained in your letter.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 22

1. Comment:

Please revise your future filings to expand your discussion to quantify the underlying variances in revenues and expenses. In view of the recent activity involving your brands, e.g., sale of M+O and 77kids as well as the asset impairment attributable to aerie, management should provide insight to investors of the comparative financial information affecting the results of operations of each brand. For example, quantify the amounts of increases in comparable store sales by each brand, including AEO Direct, which contributed to the overall increase in net sales. Similar quantifications should be included for the discussions of changes in gross margin and expenses over the periods. It appears that this information is material to an understanding of your business. Please provide us with draft disclosure of your planned changes.

Response:

In future filings, the Company will expand its discussion to quantify the underlying variances in revenue and expenses attributable to its brands.

Below is a draft of the updated disclosure based on Fiscal 2011 actual results. The planned changes have been underlined:

Comparison of Fiscal 2011 to Fiscal 2010

Net Sales

Net sales increased 6% to $3.160 billion compared to $2.968 billion last year. For Fiscal 2011, comparable sales including AEO Direct increased 4%, compared to a 1% decrease last year. By brand, including AEO Direct, American Eagle comparable sales increased 4%, or $107.3 million and aerie increased 5%, or $9.4 million. AE men's comparable store sales increased in the mid single-digits and AE women's comparable store sales increased in the low single-digits.

Gross Profit

Gross profit decreased 4% to $1.128 billion from $1.171 billion in Fiscal 2010. On a consolidated basis, gross profit as a percent to net sales decreased by 380 basis points to 35.7% from 39.5% last year. The percentage decrease was attributed to a 220 basis point increase in merchandise costs, a 140 increase in markdowns and a 20 basis point increase in buying, occupancy and warehousing ("BOW") costs, as a percent to net sales. The increase in merchandise costs were primarily the result of average unit cost increases, driven by higher product costs, and increased markdowns from our promotional activity. BOW costs increased as a rate to sales as a result of the impact of increased rent, partially offset by the 3% increase in comparable store sales for the year. By brand, including AEO Direct, American Eagle contributed 390 basis points of the total gross margin decrease with aerie contributing a 30 basis point increase. Additionally, 77kids contributed a 20 basis point decrease.

Selling, General and Administrative Expenses

Selling, general and administrative expense increased 3% to $735.8 million, compared to $713.2 million last year, and includes $5.5 million of executive transition costs. As a rate to net sales, selling, general and administrative expenses improved 70 basis points to 23.3%, compared to 24.0% last year. Expense reduction efforts, partially offset by new store growth, variable expense related to the sales increase and a planned investment in advertising contributed to the improvement in the rate. By brand, including AEO Direct, American Eagle contributed 90 basis points of improvement in the SG&A rate, offset by 77kids, which contributed a 20 basis point decrease.

Definitive 14A filed April 20, 2012

2. Comment:

Please confirm in future filings that you will include the disclosure required by Item 407(e)(5) of Regulation S-K. In this regard, we are unable to locate the Compensation Committee Report.

Response:

In future filings, the Company will provide the Compensation Committee Report required by Item 407(e)(5) of Regulation S-K in the Definitive Proxy Statement.

Form 10-Q for Fiscal Quarter Ended April 28, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Key Performance Indicators, page 21

3. Comment:

We note the revised definition of comparable store sales now includes AEO Direct. This new definition does not appear to embody what the comparable store sales metric measures given that there are no "new" e-store commerce units. Accordingly, in all future filings, please revise to disclose the dollar amount of AEO Direct sales for each period to provide a clear picture of the drivers of your changes in sales.

Response:

In future filings where the Company separately discloses the AEO Direct comparable sales change, the dollar amount of AEO Direct sales will be provided for all periods presented.

4. Comment:

Beginning with the first quarter of fiscal year 2012 you began to include direct sales in comparable store sales. In your next Form 10-K, please explain the reasons for the change in this key performance metric.

Response:

Beginning in its next Form 10-K, the Company will explain the reasons for including AEO Direct sales in the comparable store sales metric as follows.

The Company began to include AEO Direct sales in the comparable store sales metric for the following reasons:

Comparable store sales is a key industry operating metric focused on evaluating and understanding sales earned by a retailer's established outlets over a given time period. The Company began to include AEO Direct in comparable store sales due to:

  (1) AEO Direct is an established outlet and has a comparable prior period sales amount similar to a comparable store;
  (2) the Company's approach to customer engagement is "omni-channel", which provides a seamless customer experience through both traditional and non-traditional channels, including four wall store locations, web, mobile/tablet devices, social networks, email, in-store displays and kiosks;
  (3) shopping behavior has evolved across multiple channels that work in tandem to meet all customer needs. For example, a customer can place an AEO Direct order within a store location, which will be fulfilled by AEO Direct. Additionally, returns are accepted at multiple locations (i.e., AE Brand stores, aerie stores or AEO Direct), regardless of origin of the sale, and are recorded as a reduction to sales at the location of the return. As a result, from a customer's perspective, channels are increasingly blurred; and
  (4) while industry practice varies, there has been a move to report e-commerce sales within the comparable store sales metric.

5. Comment:

In future filings, please clarify the extent to which you include direct sales in comparable store sales. For example, please clarify whether AE comparable store sales and aerie comparable store sales include direct sales.

Response:

In future filings, the Company will expand the definition of comparable store sales to clarify the extent to which the Company includes direct sales in comparable store sales.

Form 8-K Furnished November 29, 2012

6. Comment:

We note you discussed merchandise margin, which appears to be a non-GAAP measure, in your earnings release and earnings call for the fiscal quarter ended October 27, 2012. Please confirm that future disclosure of this measure will be accompanied by a reconciliation of this measure to the most direct comparable GAAP measure and applicable disclosure required by the Regulation G. Please provide us with a draft of your planned disclosures.

Response:

The Company confirms that future discussions of merchandise margin will include a reconciliation to gross margin, the most direct comparable GAAP financial measure, and include the applicable disclosure required by the Regulation G.

A draft of our planned disclosure is below:

AMERICAN EAGLE OUTFITTERS, INC.
GAAP to Non-GAAP reconciliation
(unaudited)
13 Weeks Ended
October 27, 2012
GAAP Gross Margin Basis Point Improvement	210
Less: Buying, Occupancy and Warehousing Cost Basis Point Improvement	(90)

Non-GAAP Merchandise Margin Basis Point Improvement	120

Non-GAAP Financial Measures.    The Company has provided merchandise margin, a non-GAAP financial measure defined as gross margin excluding buying, occupancy and warehousing costs. This measure is not based on any standardized methodology prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. This amount is not determined in accordance with GAAP and therefore, should not be used exclusively in evaluating the Company's business and operations.

The Company utilizes merchandise margin to explain its gross margin performance. Management believes this non-GAAP measure is an indication of the Company's performance as the measure provides a consistent means of comparing performance between periods and competitors as retailers differ in their definition of cost of sales. Within Management's Discussion and Analysis, the Company discloses merchandise margin and buying, occupancy and warehousing costs, which reconcile to gross margin.

7. Comment:

Your earnings call discussion indicates that you expect to close 35 to 40 stores this year and approximately 25 to 40 stores per year at lease provision for the next several years. We also note your accounting policy for long-lived asset impairments is to evaluate long-lived assets for impairment at the individual store level. Please tell us how you have addressed the plan to close stores in the next several years in your assessment of the future cash flows from the related stores under the provisions of FASB ASC 360-10-35.

Response:

In accordance with FASB ASC 360-10-35 and our accounting policy for long-lived asset impairments, the Company reviews long-lived assets when events or changes in circumstances indicate that their carrying amount may not be recoverable.

The statement made in our earnings call discussion that we expect to close 35 to 40 stores this year and approximately 25 to 40 stores per year at lease provision for the next several years, refers primarily to stores that will close as result of natural lease expirations. If any of the Company's stores, including those referenced in our earnings call discussion, exhibit indicators of impairment prior to closing, or a decision has been made to close the store early, they are reviewed for impairment in accordance with our accounting policy for long-lived asset impairments and impairment is recorded at that time if future undiscounted cash flow projections do not support the store's current carrying amount.

As requested, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the foregoing or require further information, please contact the undersigned at (412) 432-3300.

Thank you for your assistance with this matter.

Very truly yours,

By: /s/ Scott Hurd Scott Hurd Vice President and Controller